Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of October, 2008

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Market Announcement, dated October 13, 2008, regarding the purchase of 100% of the paid up capital of União Terminais Armazéns Gerais Ltda.

ULTRAPAR PARTICIPAÇÕES S.A. Companhia Aberta CNPJ Nº 33.256.439/0001-39

MARKET ANNOUNCEMENT

São Paulo, October 13th, 2008 - In addition to the Material Notice released on June 6th, 2008, Ultrapar Participações S.A. (“Ultrapar”) hereby announces that it closed today, through Ultracargo, the purchase of the shares equivalent to 100% of the paid up capital of União Terminais Armazéns Gerais Ltda. (“União Terminais”), held by Unipar – União das Indústrias Petroquímicas S.A. (“Unipar”).

The final amount paid by Ultracargo was R$ 465 million, which corresponds to União Terminais´ operations in the ports located in Santos, in the state of São Paulo and in Rio de Janeiro, as established by the Sale and Purchase Agreement of Shares signed on June 6th, 2008 (“Agreement”). Ultracargo assumed União Terminais’ net debt, which amounted to R$ 35 million on September 30 th, 2008.

Prior to the closing, União Terminais had its shareholders’ equity spun-off, with the transfer of the spun-off net assets comprised by the totality of its stake in União/Vopak Armazéns Gerais Ltda. (“União/Vopak”) to Lexington Participações Ltda (“Lexington”), a subsidiary of Unipar, given that all the precedent conditions related to this asset have not yet been accomplished. The closing related to the stake of Lexington in União/Vopak and its respective payment will occur as soon as all the precedent conditions established in the Agreement are accomplished.

Additional information about União Terminais is available at Ultrapar’s website (www.ultra.com.br).

André Covre Chief Financial and Investor Relations Officer Ultrapar Participações S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  October 14, 2008
ULTRAPAR HOLDINGS INC.

By:	/s/ André Covre
Name: André Covre
Title: Chief Financial and Investor Relations Officer

(Market Announcement)